FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: August 10, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 10, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: John P. Stevenson
Corporate Secretary



                         News Release

For Immediate Release

Trading Symbol:  NCT              Media Contact:  Rick Perkins
                                                  (416) 507-5437

Exchange Listing:  Toronto
                   Montreal
                   New York

                     Global Crossing Launches US$100 Million
                  Customer Finance Program with Newcourt Capital

First-of-its-kind financing program for Internet service providers, data companies, and telecom providers

Provides full financing solutions for broadband capacity purchases on Global Crossing's network

Permits customers to accelerate business plans and quickly achieve full global connectivity with a "one-stop" financial solution


Hamilton, Bermuda and Toronto, Canada - August 10, 1999 - Global Crossing Ltd. (Nasdaq: GBLX), which is building and operating the world's most advanced global IP-based fiber optic network, today announced the launch of a US$100 million customer finance program for broadband capacity purchases on Global Crossing's worldwide network.

The program is a partnership between Global Crossing USA Inc., a subsidiary of Global Crossing Ltd., and Newcourt Capital, the corporate finance subsidiary of Newcourt Credit Group (TSE, NYSE: NCT). The program will provide financing to select customers including Internet service providers, data companies, and telecom providers. Financing under the program will cover up to 100% of the cost of capacity purchases on the Global Crossing Network.

The initial program commitment is US$100 million and average transactions are expected to be in the US$5 to US$10 million range, fully amortizing over a term of three years.

"We are excited by this partnership that brings together two innovative leaders in their fields," said Bob Annunziata, Global Crossing's chief executive officer. "We chose Newcourt Capital because they are able to offer flexible 'one-stop' financial solutions that are tailored to respond to the specific needs of each of our customers on a streamlined basis. We are proud to be the first in our industry to add financing to our global capacity offers."

"This partnership is an excellent example of Newcourt's strategic focus on partnering with the 'best in class' in key growth industries," said David McKerroll, President of Newcourt Capital. "It builds on our established expertise as a leader in communications financing, and as the world's premier vendor finance company."

Barry Porter, Global Crossing Senior Vice President, added: "Our customers - Internet service providers, data firms, telecom providers - can now accelerate their business plans with Newcourt as their partner in offering up to 100 percent financing. Today's agreement delivers the financial resources our customers need to realize full global connectivity."

"Global Crossing is redefining the international telecommunications business with almost daily developments," said Jeffrey Marcks, Director of Newcourt Capital. "Their Global Network offer of seamless worldwide connectivity is just the latest in the revolutionary changes that this company is bringing to world commerce."

About Global Crossing

Global Crossing is building and operating the world's most advanced global IP-based datacentric network, an end-to-end fiber optic platform for data, voice, video and Internet transmissions. The Global Crossing Network will span five continents and address 80% of the world's international traffic. A new unit of Global Crossing, Global Marine Systems Limited, possesses the largest flotilla of cable laying and maintenance vessels in the world and currently services more than a third of the world's undersea cable kilometers. Global Crossing's operations are headquartered in Hamilton, Bermuda, with executive offices in Los Angeles.

About Newcourt Capital

Newcourt Capital is a leader in corporate finance and a member of Newcourt Credit Group, one of the world's leading sources of asset-based financing serving the corporate and commercial markets with owned and managed asset of US$25.1 billion and a global capability in 26 countries. Newcourt is a world leader in vendor finance programs with over 320 alliances that provide customer financing for companies such as Dell Computers, Lucent Technologies, Intel, and Platinum Technologies. With over $1 billion in financings over the past year alone, Newcourt Capital is recognized as a leading financing partner to competitive local exchange carriers and other new players in the changing communications industry.

____
Statements made in this press release that state the company's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements. It is important to note that the company's actual results could differ materially from those projected in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the company's filings with the U.S. Securities and Exchange Commission (SEC). Copies of these filings may be obtained by contacting the company or the SEC.

FOR MORE INFORMATION:

Global Crossing

Investor/analyst contact: Jensen Chow, 310/385-5283 or jchow@globalcrossing.com by e-mail.

Press contact: Tom Goff, 310/385-5231 or tgoff@globalcrossing.com by e-mail.

General information: Visit Global Crossing at www.globalcrossing.com on the World Wide Web.

Newcourt

Press contact: Rick Perkins, 416/507-5437.

General information: Visit Newcourt Credit Group at www.newcourt.com on the World Wide Web.